Exhibit 99.3

VIQ Solutions Inc.

Q2 2023 Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Expressed in United States dollars)

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months and six months ended June 30, 2023

The following Management’s Discussion and Analysis (“MD&A”) comments on the financial condition and results of operations of VIQ Solutions Inc. for the three months and six months ended June 30, 2023. This MD&A should also be read in conjunction with our annual MD&A and audited financial statements for the years ended December 31, 2022, and 2021, which we prepared in accordance with IFRS and are available on SEDAR at www.sedar.com and filed as an Exhibit to our Annual Report on Form 20-F and Form 20-F/A available on EDGAR at www.sec.gov/edgar.

Certain information included herein is forward-looking and based upon assumptions and anticipated results that are subject to substantial risks and uncertainties. Should one or more of these risks or uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected. See “Forward-Looking Statements” and “Risk Factors”. The information in this MD&A is provided as of August 14, 2023, unless otherwise indicated.

Unless the context otherwise requires, all references to “VIQ”, “Company”, “VIQ Solutions”, “our”, “us”, and “we” refer to VIQ Solutions Inc. and its subsidiaries.

All amounts herein are presented in United States dollars (“USD”) , unless otherwise indicated.

Forward-Looking Statements

This MD&A contains forward-looking statements about our expected achievements, the recovery of the global economy, the timing of disclosure related to key performance indicators, the use of future cash and capital allocation, the remediation of material weaknesses in internal controls, the future adoption of technology, the future success of our business and technology strategies, performance, goals, and other future events. Management’s assessment of future plans and operations, cash flows, methods of financing and the ability to fund financial liabilities and the timing of and impact of adoption of IFRS and other accounting policies may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, the risks identified below.

Therefore, the Company’s actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although the Company currently believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because such statements are subject to substantial risks and uncertainties. The Company can give no assurance that such expectations will prove to be correct.

In addition to other factors and assumptions which may be identified in this document and other documents filed by the Company, assumptions have been made regarding, among other things: the expected impact of increasing competition; the general stability of the economic and political environment in which the Company operates, including significant changes in demand from the Company’s clients as a result of the impact of a global economic crisis and capital markets weakness; the risk of potential non-performance by counterparties, including but not limited to, clients and suppliers, during uncertain economic conditions; the Company’s dependence on a limited number of clients; the Company’s dependence on industries affected by rapid technological change; the Company’s ability to successfully manage its operations internationally including in the United Kingdom, Australia and the United States; the challenge of managing its financial exposures to foreign currency fluctuations; the Company’s ability to obtain and retain qualified staff and services in a timely and cost-efficient manner; the Company’s ability to obtain financing on acceptable terms when needed, including anticipated sources of funding of working capital and financial losses which may include securing credit facilities, accessing new equity, corporate acquisitions or business combinations or joint venture arrangements; the ability to secure new contracts on terms acceptable to the Company; the ability to successfully develop new products; the Company’s ability to effectively register, for protection, its new and existing technologies and products in certain jurisdictions; the Company’s ability to protect new and existing products from proprietary infringement by third parties and its ability to effectively enforce such proprietary infringements; taxes in the jurisdictions in which the Company operates, including Canada, the United Kingdom, Australia and the United States; and the Company’s ability to successfully market its products. Readers are cautioned that the foregoing list of factors is not exhaustive.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 1

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months and six months ended June 30, 2023

The purpose of the forward-looking statements is to provide the reader with a description of management’s current expectations regarding the Company’s 2023 outlook and may not be appropriate for other purposes. Readers are encouraged to read the section entitled “Risk Factors” in this MD&A and the section entitled “Risk Factors” in the Company’s annual report on Form 20-F filed with the SEC for a broader discussion of the factors that could affect its future performance. Furthermore, the forward-looking statements contained in this document are made as at the date of this document and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Pro Forma Information

This MD&A also contains pro forma financial information, including with respect to annual recurring revenue (“ARR”) as at June 30, 2023, and March 31, 2023. The Company believes the pro forma results presented provide relevant and useful information for investors because they clarify the Company's operating performance, make it easier to compare the Company's results with those of other companies and allow investors to review performance in the same way as the Company's management. Since these measures are not calculated in accordance with IFRS, they should not be considered in isolation of, or as a substitute for, our reported results as indicators of the Company's performance, and they may not be comparable to similarly named measurements from other companies. The Company disclaims any intention or obligation to update or revise any pro forma financial information contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the pro forma financial information contained in this MD&A should not be used for purposes other than for which it is disclosed herein.

Trademarks

This MD&A includes trademarks, such as “CapturePro”, “aiAssist” and “NetScribe”, which are protected under applicable intellectual property laws and are the property of VIQ. Solely for convenience, our trademarks referred to in this MD&A may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert our rights to these trademarks, trade names and services marks to the fullest extent under applicable law. Trademarks which may be used in this MD&A, other than those that belong to VIQ, are the property of their respective owners.

Non-IFRS Measures

The Company prepares its financial statements in accordance with IFRS. Non-IFRS measures are used by management to provide additional insight into our performance and financial condition. We believe non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements.

We use the following non-IFRS financial performance measures in our MD&A:

•	Adjusted EBITDA
•	EBITDA
•	Annual Recurring Revenue (“ARR”)
•	Bookings
•	Average Technology Services Revenue per Day
•	Technology Services Cost of Sales per Minute of Audio
•	Gross Margin for Technology Services
•	Gross Margin for Technology and related revenue

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 2

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months and six months ended June 30, 2023

For a detailed description of each of the non-IFRS measures and ratios used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to the “Key Operating Metrics – Non-IFRS Measures” section of this MD&A. The non-IFRS measures and ratios set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Overview

VIQ Solutions is a leading provider of capture software and cloud-based transcription workflow automation solutions to assist government agencies and commercial enterprises securely digitize information-intensive voice and video content.

Our technology, which delivers a seamless, proprietary workflow and documentation platform securely captures, transforms, distributes, and manages complex digital voice and video content for over 4,819 active clients in the criminal justice, legal, insurance, media, government, and financial services verticals. We have operations in the United States (U.S.), Canada, Australia, and Europe.

Our scalable technology utilizes Artificial Intelligence (“AI”) designed to ingest significant amounts of evidentiary content to produce accurate, verbatim, diarized transcripts for mission critical events that have lasting financial and social impacts. Over the past twelve months, our platforms processed over 17.0 million minutes of recorded, multi-speaker, multi-channel audio and video and created approximately 9.1 million pages of secure, industry specific evidence documentation creating actionable information for use by our clients.

Our technology solutions are proven to deliver productivity enhancements, which drive down our overall production costs and speed of delivery, leading to meaningful gross margin improvements. Our automated workflow has enabled profitable growth while improving the overall service levels, strengthening our AI learning, and bolstering our competitive advantage.

Revenue

The recurring nature of our revenue base is a key indication of performance. Most of our revenue is tied to major contracts and is expected to remain generally the same or increase in terms of the overall contribution to the Company. Also, these contracts are tied to government entities and multinational Fortune 500 companies that provide little credit risk and accordingly provide a reliable revenue stream.

Our revenue comes from transcription services, software-as-a-service (SaaS), software license fees, support and maintenance and other recurring fees, professional service fees, and hardware sales. Transcription service revenue consists of fees charged for editing documentation services provided to our clients. Technology service revenue consists of fees charged for automated transcription services. Software-as-a-service (SaaS) allows customers to use hosted software over a term without taking possession of the software and is provided on a subscription basis. Software license revenue is comprised of license fees charged for the use of our software products generally licensed under perpetual arrangements and to a lesser extent sale of third-party software licenses. These license sales are larger contracts with longer sales cycles and are more variable in nature. Support and maintenance and other recurring revenue primarily consist of fees charged for client support on our software products post-delivery. Professional service revenue consists of fees charged for customization, implementation, integration, training, and ongoing services associated with our software products and technology services. Hardware revenue includes the resale of third-party hardware that forms part of our client solutions. Occasionally, our clients may purchase a combination of software, maintenance, professional services, and hardware, although the type, mix and quantity vary by client to create a solution for the client’s unique requirements.

Cost of Sales

Cost of sales consists primarily of staff costs, independent contractors, professional services, the cost of hardware and third-party licenses to fulfill client arrangements.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 3

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months and six months ended June 30, 2023

Selling and Administrative Expenses

Selling and administrative expenses consist of personnel and related costs for our sales and marketing functions, including salaries and benefits, contract acquisition costs including commissions earned by sales personnel, direct marketing campaigns, public relations, and other promotional activities. Selling and administrative expenses also consist primarily of personnel and related costs associated with the administrative functions of our business including corporate, finance, and internal information system support as well as legal, accounting, other professional fees, investor relations, occupancy costs and insurance.

We continue to invest globally in sales, marketing, and business development to continue to diversify across segments, industries and geographies building awareness of global brand to increase our future revenue growth opportunities.

Research and Development Expenses

Research and development expenses include personnel and related costs for ongoing research, development, and product management initiatives.

Business Overview of Q2 2023

As previously disclosed, the change to the Queensland contract negatively impacted most key metrics when compared to prior quarters. We see decreases in both revenue and gross margin largely due to that contract change.

We experienced a decline in gross margin, cost to produce a minute of transcription and the openRT scores. This is tied to the onset of the NetScribe™ migrations in Australia and ongoing capacity constraints that require an influx of resources that need training and time to improve skills and productivity. We also added labor resources to support U.S. demand all of which negatively impacted gross margin, particularly in the Criminal Justice segment.

During the quarter we continued to see stabilization of the Queensland contract, growth in new contracts in Australia and the beginning ramp of two large insurance companies signed in Q1 2023. We are finding that all major projects are taking longer to ramp than pre-covid due to the client’s project and IT capacity in commercial and governmental agencies.

We implemented our first insurance agency that will use FirstDraft™, an AI generated draft transcript, as a replacement to a fully transcribed document. This serves as validation of the usability of our technology. When workflow requires, this client will utilize VIQ transcription services to create a professionally edited transcript.

We remain focused on stabilizing capacity while aggressively deploying NetScribe globally to recognize the margin expansion that we have seen in the US. This will allow us to improve gross profit and create a more efficient production environment to expand and manage capacity. We plan to utilize global resourcing, where allowed by our clients, via our secured platform to drive incremental volumes.

Key Operating Highlights during the three months and six months ended June 30, 2023

•	Total revenue for the three months ended June 30, 2023, was $10,518,893, a decrease of $1,832,762 or 15% from $12,351,655 recognized in the comparative period in 2022. The expected contractual change in the Queensland contract accounted for the majority of the decrease. Total revenue for the six months ended June 30, 2023, was $20,571,464, a decrease of $3,305,172 or 14% from $23,876,636 recognized in the comparative period in 2022. The expected contractual change in the Queensland contract accounted for the majority of the decrease. Excluding the Queensland contract and impact of foreign exchange, we would have reported positive current quarter over prior year quarter revenue growth of 3.6%.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 4

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months and six months ended June 30, 2023

•	Gross profit for the three months ended June 30, 2023, was $4,634,881 representing 44.1% of revenue versus 49.3% of revenue in the comparative period in 2022. The decrease in gross profit is attributed to the expected contractual change in the Queensland contract. Gross profit for the six months ended June 30, 2023, was $9,062,838 representing 44.1% of revenue versus 48.5% of revenue in the comparative period in 2022. The decrease in gross profit is attributed to the expected contractual change in the Queensland contract. Excluding the Queensland contract and impact of foreign exchange, we would have reported positive current quarter over prior year quarter gross margin growth of 0.7%.
•	Net loss for the three months ended June 30, 2023, was $3,558,163 an increase of $360,026 or 11% from a net loss of $3,198,137 recognized in the comparative period in 2022. Net loss for the six months ended June 30, 2023, was $7,017,844 an increase of $1,809,791 or 35% from a net loss of $5,208,053 recognized in the comparative period in 2022.
•	Adjusted EBITDA[3], for the three months ended June 30, 2023, was a deficit of $959,919, an increase of $250,814, from an Adjusted EBITDA deficit of $709,105 recognized in the comparative period in 2022. Adjusted EBITDA[3], for the six months ended June 30, 2023, was a deficit of $2,027,683, an increase of $368,672, from an Adjusted EBITDA deficit of $1,659,011 recognized in the comparative period in 2022. The increase in Adjusted EBITDA deficit was primarily due to decreased gross profit versus comparative period 2022. The increase in Adjusted EBITDA deficit was partially offset by reduced selling and administrative expenses primarily due to lower insurance premiums, reduction in IT related costs as a result of system integrations, lower professional service fees and lower headcount related costs due to organizational restructuring.

[1] Annual Recurring Revenue is a non-IFRS measure. Please refer to the section entitled “Non-IFRS Measures.”

[2] Bookings is a non-IFRS measure. Please refer to the section entitled “Non-IFRS Measures.”

[3] Adjusted EBITDA is earnings before stock-based compensation, depreciation, amortization, interest expense, accretion and other financing costs, gain on revaluation of options, RSUs, and derivative warrant liability, restructuring costs, impairment of intangibles, business acquisition costs, other income, foreign exchange loss, and current and deferred income tax expense (recovery), is a non-IFRS measure. Please refer to the section entitled “Non-IFRS Measures.”

Results of Operations

Key financial performance indicators that we use to manage our business and evaluate our financial results and operating performance include revenue, expenses, net income (loss) and Adjusted EBITDA. We evaluate our performance on these metrics by comparing our actual results to management budgets, forecasts, and prior period performance.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 5

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months and six months ended June 30, 2023

The following table sets forth a summary of our results of operations for the three months and six months ended June 30, 2023, and 2022:

Unaudited

	Three months ended June 30		Period over Period Change		Six months ended June 30		Period over Period Change
	2023	2022	$	%	2023	2022	$	%
Revenue	10,518,893	12,351,655	(1,832,762)	(15)	20,571,464	23,876,636	(3,305,172)	(14)
Cost of sales	5,884,012	6,257,453	(373,441)	(6)	11,508,626	12,293,385	(784,759)	(6)
Gross profit	4,634,881	6,094,202	(1,459,321)	(24)	9,062,838	11,583,251	(2,520,413)	(22)
Gross profit %	44.1%	49.3%			44.1%	48.5%
Expenses
Selling and administrative expenses	5,405,644	6,532,440	(1,126,795)	(17)	10,766,945	12,668,748	(1,901,803)	(15)
Research and development expenses	189,156	278,357	(89,201)	(32)	333,965	477,442	(143,477)	(30)
Loss (Gain) on contingent consideration	-	(7,489)	7,489	(100)	(10,389)	96,072	(106,461)	(111)
Stock-based compensation	504,835	540,580	(35,745)	(7)	838,127	1,492,776	(654,649)	(44)
Depreciation	183,396	139,853	43,543	31	409,555	275,567	133,988	49
Amortization	1,305,671	1,079,784	225,887	21	2,435,974	2,103,414	332,560	16
Interest expense	319,256	241,128	78,128	32	653,092	580,841	72,251	12
Accretion and other financing costs	240,570	156,307	84,263	54	404,286	289,280	115,006	40
Gain on revaluation of options	-	(355,215)	355,215	(100)	-	(1,063,662)	1,063,662	(100)
Gain on revaluation of RSUs	(63,042)	(134,205)	71,163	(53)	(119,988)	(308,458)	188,470	(61)
(Gain) Loss on revaluation of the derivative warrant liability	(24,238)	(159,964)	135,726	(85)	134,514	(1,046,780)	1,181,294	(113)
Restructuring Costs	29,454	154,727	(125,273)	(81)	56,866	169,108	(112,242)	(66)
Impairment of Intangibles	-	-	-	100	157,464	-	157,464	100
Business acquisition costs	-	374,053	(374,053)	(100)	-	395,517	(395,517)	(100)
Other income	(4,313)	(120)	(4,193)	3,494	(9,407)	(729)	(8,678)	1,190
Foreign exchange (gain) loss	409,270	489,803	(80,533)	(16)	646,288	748,563	(102,275)	(14)
Loss before income taxes	(3,860,778)	(3,235,836)	(624,942)	(19)	(7,634,454)	(5,294,448)	(2,340,006)	(44)
Current income tax recovery (expense)	47,453	(110,135)	157,588	(143)	40,091	(172,642)	212,733	(123)
Deferred income tax recovery (expense)	255,162	147,834	107,328	73	576,519	259,037	317,482	123
Income tax recovery (expense)	302,615	37,699	264,916	(703)	616,610	86,395	530,215	(614)
Net Loss	(3,558,163)	(3,198,137)	(437,454)	11	(7,017,844)	(5,208,053)	(1,809,791)	35
Adjusted EBITDA (3)	(959,919)	(709,105)	(250,814)	35	(2,027,683)	(1,659,011)	(368,672)	22

Weighted average number of common shares outstanding
Basic	34,804,004	28,653,056			34,693,176	29,890,785
Diluted	34,804,004	28,653,056			34,693,176	29,890,785
Net income (loss) per share
Basic	(0.10)	(0.11)			(0.20)	(0.17)
Diluted	(0.10)	(0.11)			(0.20)	(0.17)

3Adjusted EBITDA is earnings before stock-based compensation, depreciation, amortization, interest expense, accretion and other financing costs, gain on revaluation of options, RSUs, and derivative warrant liability, restructuring costs, impairment of intangibles, business acquisition costs, other income, foreign exchange loss, and current and deferred income tax expense (recovery), is a non-IFRS measure. Please refer to the section entitled “Non-IFRS Measures.”

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 6

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months and six months ended June 30, 2023

Comparison of the three months and six months ended June 30, 2023, and 2022

Revenue

Total revenue for the three months ended June 30, 2023, was $10,518,893, a decrease of $1,832,762, or 15%, from $12,351,655 recognized in the comparative period in 2022. The decrease in revenue for the three months ended June 30, 2023, was primarily due to lower technology service revenue generated from Australia Courts. The decrease is primarily attributed to the expected change in the Queensland contract, where in Q2 2022 we had 100% of the volumes versus approximately half starting October 2022 where the contract is now shared with another Transcription service provider, as disclosed in Q4 2022 MD&A.

For the three months ended June 30, 2023, revenue was impacted negatively by approximately $0.5M due to the weakening Australia dollar and UK pound sterling in comparison to the USD. Excluding the Queensland contract change and impact of foreign exchange, we would have reported positive current quarter over prior year quarter revenue growth of 3.6%.

Total revenue for the six months ended June 30, 2023, was $20,571,464, a decrease of $3,305,172, or 14%, from $23,876,636 recognized in the comparative period in 2022. The decrease in revenue for the six months ended June 30, 2023, was primarily due to lower technology service revenue generated from Australia Courts. The decrease is primarily attributed to the expected change in the Queensland contract, where in Q2 2022 we had 100% of the volumes versus approximately half starting October 2022 where the contract is now shared with another Transcription service provider, as disclosed in Q4 2022 MD&A. The decrease in revenue was partially offset by higher technology sales than comparative period 2022.

For the six months ended June 30, 2023, revenue was impacted negatively by approximately $0.9M due to the weakening Australia dollar and UK pound sterling in comparison to the USD. Excluding the Queensland contract change and impact of foreign exchange, we would have reported positive current period over prior year period revenue growth of 3%.

Cost of Sales

Cost of Sales for the three months ended June 30, 2023, decreased by $373,441, or 6%, to $5,884,012, from $6,257,453 for the comparative period in 2022. The decrease in Cost of Sales for the three months ended June 30, 2023, is primarily due to lower transaction volume than comparative period 2022. Cost of Sales for the three months June 30, 2023, was impacted positively by approximately $0.3M due to weakening Australia and UK currencies in comparison to the USD.

Cost of Sales for the six months ended June 30, 2023, decreased by $784,759, or 6%, to $11,508,626, from $12,293,385 for the comparative period in 2022. The decrease in Cost of Sales for the six months ended June 30, 2023, is primarily due to lower transaction volume than comparative period 2022. Cost of Sales for the six months June 30, 2023, was impacted positively by approximately $0.5M due to weakening Australia and UK currencies in comparison to the USD.

During the three months ended June 30, 2022, the Company received and recorded $129,888 of COVID-19 wage subsidies compared to nil in 2023.

Gross Profit

Gross Profit for the three months ended June 30, 2023, decreased by $1,459,321 or 24%, to $4,634,881, from $6,094,202, for the comparative period in 2022. Gross Profit for the three months ended June 30, 2023, represented 44.1% of revenue versus 49.3% of revenue in the comparative period in 2022. The decrease in Gross Profit for the three months ended June 30, 2023, is primarily due lower transaction volume than comparative period 2022. In addition, the comparative period 2022 includes $129,888 in COVID-19 wage subsidies compared to nil in the three months ended June 30, 2023. Excluding COVID-19 wage subsidies, Gross Profit Margin for the three months ended June 30, 2023, would be 44.1% vs. 48.3% in the comparative period in 2022. Gross Profit for the three months ended June 30, 2023, was impacted negatively by approximately $0.2M due to the weakening Australia and UK currencies in comparison to the USD. Excluding the Queensland contract change and impact of foreign exchange, we would have reported gross margin increase of 0.7% versus prior year quarter.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 7

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months and six months ended June 30, 2023

Gross Profit for the six months ended June 30, 2023, decreased by $2,520,413 or 22%, to $9,062,838, from $11,583,251, for the comparative period in 2022. Gross Profit for the six months ended June 30, 2023, represented 44.1% of revenue versus 48.5% of revenue in the comparative period in 2022. The decrease in Gross Profit for the six months ended June 30, 2023, is primarily due lower revenue than comparative period 2022. Excluding COVID-19 wage subsidies, Gross Profit Margin for the six months ended June 30, 2023, would be 44.1% vs. 48.0% in the comparative period in 2022. Gross Profit for the six months ended June 30, 2023, was impacted negatively by approximately $0.4M due to the weakening Australia and UK currencies in comparison to the USD. Excluding the Queensland contract change and impact of foreign exchange, we would have reported gross margin increase of 2% versus prior year comparative period.

Selling and Administrative Expenses

Selling and Administrative Expenses for the three months ended June 30, 2023, decreased by $1,126,795, or 17%, to $5,405,644, from $6,532,440, for the comparative period in 2022. The decrease for the three months ended June 30, 2023, is primarily due to a decrease in headcount related costs due to organizational restructuring, lower insurance premiums, lower professional service fees and reduction in IT related costs as a result of system integrations.

Selling and Administrative Expenses for the six months ended June 30, 2023, decreased by $1,901,803, or 15%, to $10,766,945, from $12,668,748, for the comparative period in 2022. The decrease for the six months ended June 30, 2023, is primarily due to a decrease in headcount related costs due to organizational restructuring, lower insurance premiums, lower professional service fees and reduction in IT related costs as a result of system integrations.

Research and Development Expenses

Research and Development Expenses for the three months ended June 30, 2023, decreased by $89,201, or 32%, to $189,156, from $278,357, for the comparative period in 2022. The decrease in Research and Development Expenses for the three months ended June 30, 2023, is primarily due to lower project costs than the comparative period in 2022.

Research and Development Expenses for the six months ended June 30, 2023, decreased by $143,477, or 30%, to $333,965, from $477,442, for the comparative period in 2022. The decrease in Research and Development Expenses for the six months ended June 30, 2023, is primarily due to lower project costs than the comparative period in 2022.

Loss (Gain) on Contingent Consideration

For the three months ended June 30, 2023, Contingent Consideration changed by $7,489, from a gain of $7,489 recognized in the comparative period in 2022 to nil. The change for the three months ended June 30, 2023, is mainly due to changes in anticipated acquisition earnout payments primarily as a result of revised forecasted revenue for the wordZXpressed, Inc. (“WordZ”) acquisition. Revenue forecasts are updated on a quarterly basis and the related anticipated acquisition earnout payment accruals are updated accordingly.

For the six months ended June 30, 2023, Contingent Consideration changed by $106,461, from a loss of $96,072 recognized in the comparative period in 2022 to a gain of $10,389. The change for the six months ended June 30, 2023, is mainly due to changes in anticipated acquisition earnout payments primarily as a result of revised forecasted revenue for the wordZXpressed, Inc. (“WordZ”) acquisition. Revenue forecasts are updated on a quarterly basis and the related anticipated acquisition earnout payment accruals are updated accordingly.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 8

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months and six months ended June 30, 2023

Stock-Based Compensation

For the three months ended June 30, 2023, Stock Based Compensation decreased by $35,745 to $504,835 from $540,580, recognized in the same period of 2022. The decrease is due to lower share price of RSUs granted during the three months ended June 30, 2023, in comparison to the prior year where a lower number of options and RSUs were granted but were recorded at higher fair value due to the Company’s stock price being higher.

For the six months ended June 30, 2023, Stock Based Compensation decreased by $654,649 to $838,127 from $1,492,776, recognized in the same period of 2022. The decrease in Stock Based Compensation is due to lower fair value of options recorded on RSUs granted during the current quarter in comparison to the options and RSUs granted in the Comparative period which were fair value at a higher share price. Included in the Stock Based Compensation during the six months ended June 30, 2023, was approximately $150,000 of accelerated expense due to the voluntary cancellation of options by certain employees and directors.

Depreciation

For the three months ended June 30, 2023, Depreciation increased by $43,543, to $183,396 from $139,853 recognized in the comparative period in 2022.

For the six months ended June 30, 2023, Depreciation increased by $133,988, to $409,555 from $275,567 recognized in the comparative period in 2022. The increase in depreciation for the three months and six months ended June 30, 2023, is due primarily to the addition of property and equipment purchased in 2022.

Amortization

For the three months ended June 30, 2023, Amortization increased by $225,887, to $1,305,671, from $1,079,784 recognized in the comparative period in 2022.

For the six months ended June 30, 2023, Amortization increased by $332,560, to $2,435,974, from $2,103,414 recognized in the comparative period in 2022. The increase in amortization for the three months and six months ended June 30, 2023, is mainly attributable to higher amortization on capitalized internally generated intangible assets due to the timing of projects and due to accelerated amortization of an intangible brand assets that is no longer in use.

Interest Expense

For the three months ended June 30, 2023, Interest Expense increased by $78,128, to $319,256, from $241,128 recognized in the comparative period in 2022. The increase in Interest Expense for the three months ended June 30, 2023, is primarily due to higher debt outstanding and at higher interest rate paid on the Company’s secured debt facility.

For the six months ended June 30, 2023, Interest Expense increased by $72,251, to $653,092, from $580,841 recognized in the comparative period in 2022. The higher Interest Expense for the six months ended June 30, 2023, is primarily due to higher debt outstanding and at a higher interest rate paid on the Company’s secured debt facility.

Accretion and Other Financing Costs

For the three months ended June 30, 2023, Accretion and Other Financing Costs increased by $84,263, to $240,570, from $156,307 recognized in the comparative period in 2022. The increase in Accretion and Other Financing Costs for the three months ended June 30, 2023, is due refinancing of secured debt facility which resulted in higher financing costs in comparison to the previous debt facility.

For the six months ended June 30, 2023, Accretion and Other Financing Costs increased by $115,006, to $404,286, from $289,280 recognized in the comparative period in 2022. The increase in Accretion and Other Financing Costs for the six months ended June 30, 2023, is due refinancing of secured debt facility which resulted in higher financing costs in comparison to the previous debt facility.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 9

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months and six months ended June 30, 2023

Gain on Revaluation of Options

For the three months ended June 30, 2023, Gain on Revaluation of Options decreased by $355,215. The decrease is due to the forfeiture of options that were cash-settled options which resulted in no gain on revaluation of options being required for the current quarter.

For the six months ended June 30, 2023, Gain on Revaluation of Options decreased by $1,063,662. The decrease is due to the forfeiture of options that were cash-settled options which resulted in no gain on revaluation of options being required for the current period.

Gain on Revaluation of RSUs

For the three months ended June 30, 2023, Gain on Revaluation of RSUs decreased by $71,163 to $63,042, from $134,205 recognized in the comparative period in 2022. The smaller gain on revaluation of RSUs is due to a lower percentage drop on the Company’s stock price compared to the comparable period.

For the six months ended June 30, 2023, Gain on Revaluation of RSUs decreased by $188,470 to $119,988, from $308,458 recognized in the comparative period in 2022. The smaller gain on revaluation of RSUs is due to a lower percentage drop on the Company’s stock price compared to the comparable period.

(Gain) Loss on Revaluation of Derivative Warrant Liability

For the three months ended June 30, 2023, Revaluation of Derivative Warrant Liability decreased from a gain of $159,964 to a gain of $24,238. The higher gain on Revaluation of Derivative Warrant Liability for the three months ended June 30, 2022, was due to a more significant drop in share price in comparison to the drop in the Company’s share price for the three months ended June 30, 2023, resulting in a lower fair value on the warrants.

Revaluation of Derivative Warrant Liability was a gain of $1,046,780 for the six months ended June 30, 2022, compared to a loss of $134,514 for the six months ended June 30, 2023. The loss for the six months ended June 30, 2023, was due to increase in share price during the period which results in a higher fair value on the warrants. The gain of $1,046,780 for the six months ended June 30, 2022, was due to a significant decrease in the Company’s share price during the period which resulted in a lower fair value on the warrants.

Restructuring Costs

For the three months ended June 30, 2023, Restructuring Costs decreased by $125,273, to $29,454, from $154,727 recognized in the comparative period in 2022. The decrease in Restructuring Costs for the three months ended June 30, 2023, is due to lower organizational restructuring costs.

For the six months ended June 30, 2023, Restructuring Costs decreased by $112,242, to $56,866, from $169,108 recognized in the comparative period in 2022. The decrease in Restructuring Costs for the six months ended June 30, 2023, is due to lower organizational restructuring costs.

Impairment of Intangibles

For the six months ended June 30, 2023, Impairment of Intangibles increased by $157,464, recognized due to write-off of capitalized development costs related to a project that has been discontinued in order to focus resources on other development projects such as NetScribe for Australia court customers.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 10

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months and six months ended June 30, 2023

Business Acquisition Costs

There were no business combinations in the current period or in the prior year. For the three months ended June 30, 2023, Business Acquisition costs decreased by $374,053, to $nil from $374,053 recognized in the comparative period in 2022.

For the six months ended June 30, 2023, Business Acquisition costs decreased by $395,517, to $nil from $395,517 recognized in the comparative period in 2022.

The Business Acquisition Costs for the three months and six months ended June 30, 2022 related to the Company’s acquisition of Auscript. No business acquisition costs were incurred in the current period for the three and six months ended June 30, 2023.

Other Income

For the three months ended June 30, 2023, Other Income increased by $4,193, to $4,313, from $120 recognized in the comparative period in 2022.

For the six months ended June 30, 2023, Other Income increased by $8,678, to $9,407, from 729 recognized in the comparative period in 2022. The increase in Other Income for the three months and six months ended June 30, 2023, is due to higher interest earned on term deposits.

Foreign Exchange Loss

For the three months ended June 30, 2023, Foreign Exchange Loss decreased by $80,533, to $409,270, from $489,803 recognized in the comparative period in 2022. The gain/loss on foreign exchange is due to fluctuations in the foreign exchange rates. Our businesses are organized geographically so many of our expenses are incurred in the same currency as our revenues, which mitigates some of our exposure to currency fluctuations. Foreign exchange gain and losses are primarily related to the unrealized foreign translation gains and losses of certain US Dollar “USD”, Australia Dollar “AUD” and British Pound Sterling “GBP” denominated working capital balances to Canadian Dollar “CAD” and USD denominated working capital balances to AUD.

For the six months ended June 30, 2023, Foreign Exchange Loss decreased by $102,275, to $646,288, from $748,563 recognized in the comparative period in 2022. The gain/loss on foreign exchange is due to fluctuations in the foreign exchange rates. Our businesses are organized geographically so many of our expenses are incurred in the same currency as our revenues, which mitigates some of our exposure to currency fluctuations. Foreign exchange gain and losses are primarily related to the unrealized foreign translation gains and losses of certain USD, AUD and GBP denominated working capital balances to CAD and USD denominated working capital balances to AUD.

Income Tax Recovery

We operate globally and we calculate our tax provision in each of the jurisdictions in which we conduct business. Our effective tax rate on a consolidated basis is, therefore, affected by the realization and anticipated relative profitability of our operations in those various jurisdictions, as well as different tax rates that apply and our ability to utilize tax losses and other credits. For the three months ended June 30, 2023, Income Tax, increased by $264,916 to a tax recovery of $302,615, from a tax expense of $37,699 in the comparative period in 2022. The increase for the three months ended June 30, 2023, is mainly due to set up of higher deferred tax assets for tax losses for Australian subsidiaries.

For the six months ended June 30, 2023, Income Tax Recovery, increased by $530,215 to a tax recovery of $616,610, from a tax recovery of $86,395 in the comparative period in 2022. The increase for the six months ended June 30, 2023, is mainly due to higher deferred tax assets for tax losses for Australian subsidiaries.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 11

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months and six months ended June 30, 2023

Net Loss and Earnings Per Share

Net loss for the three months ended June 30, 2023, was $3,558,163 compared to net loss of $3,198,137, for the same period in 2022. On a per weighted average share basis, this translated into a net loss per share of $0.10 in the three months ended June 30, 2023, compared to a net loss per weighted average share of $0.11 for the comparative period in 2022.

Net loss for the six months ended June 30, 2023, was $7,017,844 compared to net loss of $5,208,053, for the same period in 2022. On a per weighted average share basis, this translated into a net loss per share of $0.20 in the six months ended June 30, 2023, compared to a net loss per weighted average share of $0.17 for the comparative period in 2022.

Quarterly Results of Operations

The following table sets out selected financial information for each of the eight most recent quarters, the latest of which ended June 30, 2023. Our quarterly operating results have historically fluctuated significantly and may continue to fluctuate significantly in the future. Therefore, we believe that past operating results and period to period comparisons should not be relied upon as an indication of the Company’s future performance.

	(unaudited)
	Jun-23	Mar-23	Dec-22	Sep-22	Jun-22	Mar-22	Dec-21	Sep-21
Revenue	10,518,893	10,052,571	10,181,580	11,785,713	12,351,655	11,524,981	7,514,421	7,086,357

Net income (loss)	(3,558,163)	(3,498,534)	(2,168,022)	(1,329,940)	(3,198,138)	(2,009,916)	(3,653,793)	(3,859,505)

Weighted average number of shares outstanding:
Basic	34,804,004	34,649,697	34,003,334	32,749,800	28,653,056	29,881,717	29,880,185	26,359,517
Diluted	34,804,004	34,649,697	34,003,334	32,749,800	28,653,056	29,881,717	29,880,185	26,359,517

Net income (loss) per share:
Basic	(0.10)	(0.10)	(0.06)	(0.04)	(0.11)	(0.07)	(0.12)	(0.15)
Diluted	(0.10)	(0.10)	(0.06)	(0.04)	(0.11)	(0.07)	(0.12)	(0.15)

Key factors that account for the fluctuation in quarterly results include the variability in the Company’s revenue due to timing of acquisitions and seasonality of revenue. Seasonality impacts the transcription services industry in some cases by summer holiday seasons, such as court closings in January in Australia, and the Thanksgiving and December holidays in the U.S., Canada, and the UK. It also has a slight impact in the U.S. summer period. Our quarterly results may also fluctuate as a result of the various acquisitions which may be completed by the Company in any given quarter. We may experience variations in our net income(loss) on a quarterly basis depending upon the timing of certain expenses or gains, which may include changes in provisions and acquired contract liabilities.

Key Operating Metrics – Non-IFRS Measures

ARR

Metric: The ARR has decreased to $41.2M from $41.5M reported in the previous quarter. The decrease in ARR is primarily due to anticipated changes in volume to Criminal Justice and the ARR was impacted by capacity constraints in quality assurance, as we expand our global capacity and retrain resources. Also impacting ARR is an unexpected reduction in the number of days that the courts were seated or partially seated in Australia that was due to a conference and the appointment of a new Chief Justice. Also, impacting the ARR are higher number of soft days in Q2 compared to Q1 due to US holidays during the current quarter.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 12

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months and six months ended June 30, 2023

Measure Definition ARR: is the annualized equivalent value of the (i) software support maintenance, (ii) software subscription (iii) SaaS and (iv) technology services revenue of all existing contracts as of the date being measured. This excludes non-recurring revenue from implementation, support, and maintenance fees. The majority of our editing services contracts are volume based. Accordingly, our calculation of ARR assumes that the clients will renew the contractual commitments on a periodic basis as those commitments come up for renewal. A portion of the contract renewals are through a competitive tender process. Contracts may be subject to contract value increases upon renewal reflecting both inflationary increases and the additional value and added products and services provided by our solutions. ARR is not adjusted for the impact of any projected future client cancellations, loss of renewals, service upgrades or downgrades or price increases or decreases.

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate its operating performance. We believe ARR is useful supplemental information as it provides a measure of our revenue trend and an indicator of our future revenue opportunity from existing recurring client contracts. Accordingly, we believe that this measure may also be useful to investors in enhancing their understanding of the Company’s operating performance.

This measure provides a fair real-time measure of the performance in a volume and subscription-based environment. ARR provides us with the visibility for consistent and predicable growth to our cash flows. Our total revenue, ARR and bookings allow us to look at the strength of the expansion of our business on a go forward basis.

At June 30, 2023 – Reconciliation of 2022 Technology Services, Support and Maintenance, SaaS, and Subscription revenues to ARR

2023
Technology Services	41,812,479
Support & Maintenance	1,872,620
SaaS	89,692
Subscription	493,845
Add: Client Adjustments	(3,077,265)
Total Annual Recurring Revenue	$41,191,371

At March 31, 2023 – Reconciliation of 2022 Technology Services, Support and Maintenance, SaaS, and Subscription revenues to ARR

2023
Technology Services	41,812,479
Support & Maintenance	1,872,620
SaaS	89,692
Subscription	493,845
Add: Client Adjustments	(2,786,314)
Total Annual Recurring Revenue	$41,482,322

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 13

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months and six months ended June 30, 2023

Adjusted EBITDA

Measure Definition:

To evaluate the Company’s operating performance as a complement to results provided in accordance with IFRS, the term “Adjusted EBITDA”, as defined by management, refers to net income (loss) before stock-based compensation, depreciation, amortization, interest expense, accretion and other financing costs, gain on revaluation of options, gain on revaluation of RSUs, gain on revaluation of derivative warrant liability, restructuring costs, impairment of intangibles, business acquisition costs, other expense (income), foreign exchange (gain) loss, current and deferred income tax expense (recovery). We believe that the items excluded from Adjusted EBITDA are not connected to and do not represent the recurring operating performance of the Company. “EBITDA” is a non-IFRS financial measure and is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Company and accordingly might not be comparable to similar financial measures disclosed by other issuers. To evaluate the Company’s operating performance as a complement to results provided in accordance with IFRS, the term “EBITDA”, as defined by management, refers to earnings before depreciation, amortization, interest expense, current and deferred income tax expense (recovery).

The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate its operating performance. We believe that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities prior to taking into consideration how those activities are financed, taxed and expenses related to stock-based compensation, depreciation, amortization, restructuring costs, acquisition, other expense (income), and foreign exchange (gain) loss. Accordingly, we believe that this measure may also be useful to investors in enhancing their understanding of the Company’s operating performance.

The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income (loss) as determined in accordance with IFRS. These non-IFRS measures should be read in conjunction with the financial statements of the Company.

The following is a reconciliation of Net Loss the most directly comparable IFRS measure to Adjusted EBITDA, for the three months and six months ended June 30, 2023, and 2022:

	Three months ended June 30		Six months ended June 30
(Unaudited)	2023	2022	2023	2022
Net Loss	(3,558,163)	(3,198,137)	(7,017,844)	(5,208,053)
Add:
Depreciation	183,396	139,853	409,555	275,567
Amortization	1,305,671	1,079,784	2,435,974	2,103,414
Interest expense	319,256	241,128	653,092	580,841
Current income tax (recovery) expense	(47,453)	110,135	(40,091)	172,642
Deferred income tax recovery	(255,162)	(147,834)	(576,519)	(259,037)
EBITDA	(2,052,455)	(1,775,071)	(4,135,833)	(2,334,626)
Accretion and other financing costs	240,570	156,307	404,286	289,280
Gain on revaluation of options	-	(355,215)	-	(1,063,662)
Gain on revaluation of RSUs	(63,042)	(134,205)	(119,988)	(308,458)
(Gain) Loss on revaluation of the derivative warrant liability	(24,238)	(159,964)	134,514	(1,046,780)
Impairment of Intangibles	-	-	157,464	-
Restructuring Costs	29,454	154,727	56,866	169,108
Business acquisition costs	-	374,053	-	395,517
Other Income	(4,313)	(120)	(9,407)	(729)
Stock-based compensation	504,835	540,580	838,127	1,492,776
Foreign exchange (gain) loss	409,270	489,803	646,288	748,563

Adjusted EBITDA	(959,919)	(709,105)	(2,027,683)	(1,659,011)

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 14

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months and six months ended June 30, 2023

Bookings

Measure Definition: We calculate “Bookings” for a given period as the estimated contract value (for services tied to volume) of our recurring client contracts entered into during the period from (i) new clients and (ii) net upgrades by existing clients within the same workload, plus the actual (not annualized) estimated value of professional services consulting, advisory or project-based orders received, software licenses, subscriptions, SaaS, and hardware during the period.

Recurring client contracts are any contracts entered into on a multi-year or month-to-month basis, but excluding any professional services contracts for consulting, advisory or project-based work, software license and hardware.

We use Bookings to measure the amount of new business generated in a period, which we believe is an important indicator of new client acquisition and our ability to cross-sell new services to existing clients. Bookings are also used by management as a factor in determining performance-based compensation for our sales force. While we believe Bookings, in combination with other metrics, are an indicator of our near-term future revenue opportunity, it is not intended to be used as a projection of future revenue. Booking information is a non-IFRS measure, which involves judgments, estimates and assumptions, which does not have a standard industry definition. Our calculation of Bookings may differ from similarly titled metrics presented by other companies.

While we continue to acquire new clients, we also aim to deepen relationships with these clients through high-margin technology services and software bookings. In addition, we are investing in initiatives to drive sales productivity improvements.

(unaudited)

	Q2 2023	Q1 2023	Q2 2022
Bookings	$1,532,764	$2,808,017	$4,359,086

As our business continue to recover, bookings remain strong.

Average Technology Services Revenue per Day

Measure Definition: Average Technology Service Revenue per Day is calculated by region based on the total technology services revenue divided by the total billing days during the period. This number is highly impacted by seasonality and should be looked at for monthly trends. As an example, average revenue per day will likely drop in November and December in the US and December and January in Australia and the UK. The billing days represents billing days excluding statutory holidays and court closures in Australia and the UK.

(unaudited)

U.S.	Q2 2023	Q1 2023	Q2 2022
Technology Services Revenue	$3,968,620	$3,966,846	$4,392,021
Number of Billing Days	63	62	64
Average Technology Services Revenue per Day	$62,994	$63,981	$68,625

Q2 2023 revenue per day in the U.S. saw a slight decline due to changes in the Insurance and Criminal Justice customers due to seasonality and migrations to SaaS technologies.

(unaudited)

Australia	Q2 2023	Q1 2023	Q2 2022
Technology Services Revenue	$5,141,477	$4,916,477	$6,604,366
Average Number of Billing Days	54.5	49.7	56.5
Average Technology Services Revenue per Day	$94,339	$98,923	$116,891

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 15

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months and six months ended June 30, 2023

Unusual reduction in court seatings outside of “pure” business days due to a conference and the appointment of a new Chief Justice which had a material impact on volumes in the period.

(unaudited)

UK	Q2 2023	Q1 2023	Q1 2022
Technology Services Revenue	$299,354	$275,860	$275,199
Number of Billing Days	60	64	60
Average Technology Services Revenue per Day	$4,989	$4,310	$4,587

Q2 Revenue per day increased due to an increase in seatings for the Ministry of Justice and private pay clients.

(unaudited)

Consolidated	Q2 2023	Q1 2023	Q2 2022
Technology Services Revenue	$9,409,452	$9,159,183	$11,271,586
Average Number of Billing Days	58.0	54.8	59.3
Average Technology Services Revenue per Day	$162,232	$167,138	$190,077

In Q2 2023 the consolidated Average Technology Services Revenue per day declined when compared to Q2 2022 primarily due to the expected contractual change in the Queensland contract. In addition, Average Technology Services Revenue per day was negatively impacted by foreign exchange rates in Australia and the UK which weakened against USD and the impact of the slow recovery in Insurance and Criminal Justice verticals in the U.S.

Technology Services Cost of Sales per Minute of Audio

Measure Definition: Technology Services Cost of Sales per Minute of Audio is defined as the direct labor cost of edited content divided by the volume of audio content delivered. Calculation for number of minutes revised starting 2023 to include volume from additional platforms and to standardize calculation across multiple verticals.

(unaudited)

	Q2 2023	Q1 2023	Q2 2022
Technology Services Revenue	$9,409,452	$9,159,183	$11,271,586
Cost of Sales	$5,586,466	$5,358,788	$5,907,462
Add Back: COVID 19 subsidies	Nil	Nil	$129,247
Cost of Sales without COVID 19 subsidies	$5,586,466	$5,358,788	$6,063,709
Number of Minutes	4,193,722	4,117,872	4,653,018
Technology Services Cost of Sales per Minute of Audio	$1.33	$1.30	$1.30

Technology Services Costs per Minute of Audio slightly increased as we began our migration to NetScribe in Australia and is expected to remain under pressure as we continue the migrations through the end of 2023. In addition, cost of sales has increased by hiring and training costs incurred in the preparation for the NetScribe migration in Australia, which will commence in the second half of 2023.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 16

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months and six months ended June 30, 2023

Gross Margin for Technology Services

Measure Definition: Gross Margin for Technology Services as reported.

(unaudited)

	Q2 2023	Q1 2023	Q2 2022
Technology Services Revenue	$9,409,452	$9,159,183	$11,271,586
Cost of Sales	$5,586,466	$5,358,788	$5,907,462
Add Back: COVID 19 subsidies	Nil	Nil	$129,247
Gross Margin	$3,822,986	$3,800,395	$5,234,877
Gross Margin %	40.6%	41.5%	46.4%

While gross margins will be challenged during the migrations in Australia, we expect normalization toward the end of Q4 2023.

Gross Margin for Technology and related revenue

Measure Definition: Gross margin for technology and related revenue as reported.

(unaudited)

	Q2 2023	Q1 2023	Q2 2022
Technology Revenue	$1,109,441	$893,388	$1,080,069
Cost of Sales	$297,546	$265,826	$349,991
Gross Margin	$811,895	$627,562	$730,078
Gross Margin %	73.2%	70.2%	67.6%

Q2 2023 gross margin % increase compared to Q1 2023 primarily due to increase in software license sales.

Key Performance Indicators

VIQ Solutions monitors several Key Performance Indicators “KPIs” to help it evaluate its business, measure its performance, identify trends affecting its business and formulate strategic plans.

Annual Delivered Content

Measure Definition: We define Annual Delivered Content as the annualized equivalent of the total number of unstructured digital audio minutes transformed into client specific structured text that is delivered electronically to the clients in the form of delivered pages.

(unaudited)

Annual Delivered Content	Q2 2023	Q1 2023	Q2 2022
Minutes	4,193,722	4,117,872	4,653,018
Pages	2,252,330	2,196,022	2,479,759

Overall, minutes and pages of annual delivered content for Q2 2023 increased when compared to Q1 2023.

Productivity

Measure Definition: We define Productivity as the ratio of time the top 30% of editors spend working on a particular document, including idle time, over the duration of the associated recording. This ratio is called OpenRT.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 17

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months and six months ended June 30, 2023

(unaudited)

Productivity	Q2 2023	Q1 2023	Q2 2022
OpenRT	1:3.4	1:3.0	1:3.6

OpenRT continues to improve across as our contracted editors have more experience with the technology and the efficiency of the technology continues to improve. The Company will accelerate the migrations in Australia and continue to train new and current transcribers which may lower the OpenRT scores in the short term.

Active Clients and Client Retention

Measure Definition: We define Active Clients as customer invoiced accounts who have an active license and technology service agreement with us that remains in effect in the twelve months ending at the specified period. The retention and expansion of our relationships with existing clients are key indicators of our revenue potential.  We started tracking this metric in Q4 2021.

(unaudited)

Active Clients	Q2 2023	Q1 2023	Q2 2022
Technology	1,173	1,094	1,021
Technology Services	3,646	3,807	3,389
Total	4,819	4,901	4,410

Total Active Clients decreased slightly as adjustment were made to account for hierarchical billing alignment within our systems.

Net Promoter Score

Measure Definition: The Net Promoter Score (“NPS”) measures the loyalty of clients to a company. NPS scores are measured with a survey and reported with a number from the range -100 to +100, a higher score is desirable. We conduct transactional surveys which are sent out after the client interacts with VIQ. It is used to understand client satisfaction on a granular level and provide feedback about a very specific topic and are likely to recommend the Company’s services.

(unaudited)

	Q2 2023	Q1 2023	Q2 2022
Net Promoter Score	84	85	86

The NPS shows a high probability that customers are secure and likely to recommend VIQ.

Total Number of Minutes of Content Processed on aiAssist

Measure Definition: We define the total number of minutes of content processed on aiAssist.

(unaudited)

	Q2 2023	Q1 2023	Q2 2022
Number of Minutes of Content Processed on aiAssist	1,397,327	1,326,702	1,449,680

Q2 2023 numbers continue to grow as we migrate more customers tied to AI workflow.

Liquidity

As of June 30, 2023, we held cash of $1,792,375 as compared to $3,491,907 as of June 30, 2022, and $1,657,571 as of December 31, 2022.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 18

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months and six months ended June 30, 2023

On January 13, 2023, the Company entered into a secured debt facility (“Note Payable” with Beedie Investments Ltd. (“Beedie”), with maximum available funds of $15 million. $12 million of the Loan has been advanced to the Company as an initial advance with an additional $3 million available to the Company to be drawn in subsequent advances in a minimum of $1 million tranches.

On July 25, 2023, in connection with the Note Payable with Beedie, the Company has drawn $1,000,000 from the $3,000,000 available, increasing the outstanding principal amount of the Note Payable to $13,000,000. The Note Payable is subject to 9.5% payable monthly.

We believe that ongoing operations, working capital and associated cash flows in addition to our cash resources provide sufficient liquidity to support our ongoing business operations and satisfy our obligations as they become due for at least the next 12 months.

Below is a summary of our cash provided by (used in) operating, investing, and financing activities for the periods indicated:

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Cash provided by (used in) operating activities	404,987	1,003,884	(457,209)	110,185
Cash used in investing activities	(570,133)	(758,044)	(1,168,063)	(1,579,270)
Cash provided by (used in) financing activities	(544,249)	(306,289)	1,783,457	(5,486,933)
Net increase (decrease) in cash for the year	(709,395)	(60,449)	158,185	(6,956,018)
Cash, beginning of period	2,513,528	3,720,281	1,657,571	10,583,534

Effect of foreign exchange	(11,758)	(167,925)	(23,381)	(135,609)

Cash, end of period	1,792,375	3,491,907	1,792,375	3,491,907

Cash Provided by (used in) Operating Activities

Cash provided by operating activities for the three months ended June 30, 2023, was $404,987. This resulted from $3,558,163 in net loss plus $3,312,700 of non-cash adjustments and $650,450 attributable to movements in non-cash working capital.

Cash used by operating activities for the six months ended June 30, 2023, was $457,209. This resulted from $7,017,844 in net loss plus $5,779,284 of non-cash adjustments and $781,351 attributable to movements in non-cash working capital.

Cash Provided by (used in) Investing Activities

For the three months ended June 30, 2023, cash used in investing activities was $570,134 which consisted of purchase of property and equipment of $12,500, development costs related to internally generated intangible assets of $488,806 and earnout payout for WordZ of $68,827.

For the six months ended June 30, 2023, cash used in investing activities was $1,168,063 which consisted of purchase of property and equipment of $19,828, development costs related to internally generated intangible assets of $992,675 and earnout payout for WordZ of $155,560.

Cash Provided by (used in) Financing Activities

Cash used by Financing Activities for the three months ended June 30, 2023, was $544,248 which consisted of cash used in repayment of debt of $167,578, repayment of lease obligations of $57,592, payment of interest on lease obligations of $17,111, and payment of interest on debt of $301,968.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 19

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months and six months ended June 30, 2023

Cash provided by Financing Activities for the six months ended June 30, 2023, was $1,783,457 which consisted of $11,018,885 of cash provided by issuance of debt and warrants net of issuance costs, cash used in repayment of debt of $8,251,160, repayment of lease obligations of $137,219, payment of interest on lease obligations of $46,096, and payment of interest on debt of $800,953.

Debt Covenants

On January 13, 2023, the Company entered a Note Payable with Beedie, with maximum available funds of $15 million. $12 million of the Loan has been advanced to the Company as an initial advance with an additional $3 million available to the Company to be drawn in subsequent advances in a minimum of US$1 million tranches, subject to certain conditions. Under the secured debt facility with Beedie, the Company is required to comply with financial covenants regarding (i) a minimum balance of unrestricted cash and cash equivalents (ii) minimum adjusted monthly EBITDA starting May 2023 and (iii) maximum total secured debt leverage ratio.

On July 25, 2023, in connection with the Company’s Note Payable, the Company has drawn an additional $1,000,000 (“Subsequent Advance”) from the $3,000,000 available, increasing the outstanding principal amount of the Note Payable to $13,000,000. The Note Payable is subject to 9.5% interest payable monthly.   In connection with the Subsequent Advance, the Company has issued 497,423 common share purchase warrants to Beedie. Each warrant is exercisable to purchase one common share of the Company at an exercise price of CDN$0.45 per warrant share. The Warrants expire on July 25, 2030.  The Company intends to use the Subsequent Advance primarily for the restructuring plan to optimize its workforce. Refer to Subsequent Events section for restructuring plan.

On May 18, 2023 and June 29, 2023, the Company amended the Note Payable to waive the minimum balance of unrestricted cash and cash equivalents and the minimum monthly adjusted EBITDA covenants up to June 30, 2023.

On July 24, 2023, the Company also amended the Note Payable agreement which reduced the minimum balance of unrestricted cash and cash equivalent covenants up to November 30, 2023 and also reduced the minimum monthly adjusted EBITDA and maximum total leverage covenants up to August 31, 2023.

Contractual Obligations

The following table summarizes our contractual obligations as at June 30, 2023, including commitments relating to leasing contracts:

	2023	2024	2025	2026	2027	Total
Trade and other payables	7,058,148	–	–	–	–	7,058,148
Lease obligations	293,234	444,546	229,215	–	–	966,995
Notes payable with Beedie	–	–	–	–	13,530,176	13,530,176
Contingent consideration - WZ	83,812	–	–	–	–	83,812
Income taxes payable	17,791	–	–	–	–	17,791
WordZ promissory note	223,276	–	–	–	–	223,276
HomeTech VTB loan	120,000	20,000				140,000
Total	7,796,261	464,546	229,215	–	13,530,176	22,020,198

Subsequent to June 30, 2023, there was a $1,000,000 increase in Notes Payable with Beedie on July 25, 2023.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 20

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months and six months ended June 30, 2023

Capital Resources

Our objective in managing capital is to ensure sufficient liquidity to pursue our growth strategy, fund research and development to enhance existing product offerings as well as to develop new product offerings to maintain our competitive advantage, pursue accretive acquisitions and provide sufficient resources to meet day-to-day operating requirements, while managing financial risk. We intend to use our operating income and funds on hand to meet funding requirements for the development and commercialization of our technology products and services based on anticipated market demand and working capital purposes. Our actual funding requirements will vary depending on a variety of factors, including our success in executing our business plan, the progress of our research and development efforts, our commercial sales, and our ability to manage our working capital requirements.

Our officers and senior management are responsible for managing the capital and do so through monthly meetings and regular review of financial information. Our Board of Directors is responsible for overseeing this process. We manage capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the cash flows from operations and capital transactions.

Capital Allocation

A significant component of our strategy is to effectively and efficiently allocate capital between opportunities that generate the highest return on our capital with the goal over time to maximize shareholder equity.

The Company's capital allocation is centered on generating organic growth, investment in technologies, mergers and acquisitions, and balance sheet deleveraging. VIQ's focus is on closing and integrating strategic and accretive acquisitions, continuing to grow and drive market share and achieve consolidation efficiencies while maturing its AI engines through technology service volumes.

Paying out dividends, or buying back stock, are not anticipated as being part of our capital allocation strategy for the immediate future. Our goal with capital allocation is to increase the earning power of the Company and reinvest the free cash flow of the business to generate more cash.

Other Commitments

Other commitments include operating leases for facilities. Also, occasionally we structure some of our acquisitions with contingent consideration based on the future performance of the acquired business. The fair value of contingent consideration recorded in our June 30, 2023, consolidated financial statements was $83,812 in trade and other payables and accrued liabilities. Aside from the aforementioned, we do not have any other business arrangements or any equity interests in any non-consolidated entity.

Contingent Off-Balance Sheet Arrangements

As a general practice, we have not entered into off-balance sheet financing arrangements.

Transactions Between Related Parties

There were no transactions between related parties for the three months and six months ended June 30, 2023.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 21

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months and six months ended June 30, 2023

Critical Accounting Policies and Estimates

General

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are affected by management’s application of accounting policies and historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

Going concern  - In the preparation of financial statements, management is required to identify when events or conditions indicate that significant doubt may exist about the Company’s ability to continue as a going concern. Significant doubt about the Company’s ability to continue as a going concern would exist when relevant conditions and events, considered in the aggregate, indicate that the Company will not be able to meet its obligations as they become due for a period of at least, but not limited to, twelve months from the balance sheet date. When the Company identifies conditions or events that raise potential for significant doubt about its ability to continue as a going concern, the Company considers whether its plans that are intended to mitigate those relevant conditions or events will alleviate the potential significant doubt.

The Company’s ability to continue as a going concern for the next twelve months involves significant judgment and is dependent on its ability to improve its sales and generate positive cash flow from operations and successful cost reduction from workforce optimization. After considering its plans to mitigate the potential for significant doubt about the Company’s ability to continue as a going concern, management has concluded that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern for a period of twelve months from the balance sheet date.

Our other significant accounting policies are fully described in Note 3 to our financial statements for the years ended December 31, 2022, and 2021 which are available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar). Certain accounting policies are particularly important to the reporting of our financial position and results of operations and require the application of significant judgment by our management. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different, estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could have a material impact on the financial statements. We believe that there have been no significant changes in our critical accounting estimates for the three months and six months ended June 30, 2023, from the years presented in our annual financial statements for the years ended December 31, 2022, and 2021.

New Accounting Pronouncements Adopted

We adopted the following accounting amendments that were effective for our annual consolidated financial statements commencing January 1, 2023.

•	Deferred Tax related assets and liabilities arising from a Single Transaction (Amendments to IAS 12)
•	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
•	Definition of Accounting Estimates (Amendments to IAS 8)

The adoption of these standards did not have a material impact to our financial results and are not expected to have a material impact in the future.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 22

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months and six months ended June 30, 2023

The following new and amended standard did not have a significant impact on the Company’s consolidated financial statements.

•     Reference to Conceptual Framework (Amendments to IFRS 3)

Internal Controls over Financial Reporting and Disclosure Controls and Procedures

Disclosure Controls & Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management, including the CEO and the CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure, including to ensure that information required to be disclosed by the Company in reports that the Company files or submits under Canadian securities legislation and the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management, under the oversight of the CEO and CFO, has evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of June 30, 2023. Based on this evaluation, the CEO and the CFO concluded that, as of June 30, 2023, the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in Rule 13a-15I and Rule 15d-15(e) under the U.S. Exchange Act) were ineffective as a result of material weaknesses identified in the Company’s internal control over financial reporting, which is further described below.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to us by others, particularly during the period in which the annual filings are being prepared and of achieving their objectives, and the CEO and CFO do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Notwithstanding the material weaknesses, management has concluded that the Company’s unaudited interim condensed financial statements for the three months and six months ended June 30, 2023, present fairly, in all material respects, the Company’s financial position, statement of loss and comprehensive loss, changes in shareholders’ equity and cash flows in accordance with IFRS.

Internal Controls over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and overriding of controls. Consequently, an effective internal control system can only provide reasonable, not absolute assurance, with respect to reporting financial information. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

An evaluation of the design and effectiveness of the Company’s internal controls over financial reporting was carried out by management, under the supervision of the CEO and CFO. In making this evaluation, the CEO and CFO used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control – Integrated Framework (2013). Based on this evaluation, the CEO and CFO have concluded that the Company’s internal control over financial reporting was ineffective as of June 30, 2023, due to the material weaknesses described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 23

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months and six months ended June 30, 2023

The material weaknesses that our management identified related to the following:

•	the Company did not have sufficient resources, including contractors, in place throughout the reporting period with the appropriate training and knowledge of internal controls to monitor the design, implementation and operating effectiveness of internal control over financial reporting;
•	the Company’s review controls in various financial reporting processes did not operate with sufficient precision, particularly with respect to the determination of the appropriate period in which to recognize revenue and expenses;
•	the Company did not maintain adequate review controls to ensure that complex accounting areas such as business combinations, impairment of non-financial assets, financial instruments, revenue recognition and accounting for income tax provisions were appropriately recorded in accordance with IFRS; and
•	the Company did not effectively design and maintain appropriate segregation of duties and controls over the effective preparation, review and approval, and associated documentation of journal entries.

These material weaknesses resulted in material misstatements, which were corrected prior to the release of the consolidated financial statements as of and for the three months ended June 30, 2023.

Remediation

We intend to implement a remediation plan that involves a third-party software solution to formalize the documentation and evidence of our review and approval of subjective and higher risk journal entries in our financial reporting system including implementing improved process over cut off of transactions. We will implement more formalized documentation and evidence of review over complex accounting transactions. The plan will include the involvement of management and sufficient training of all relevant personnel. We will take the measures necessary to address the material weaknesses, which may require significant management attention, and our efforts may not prove to be successful in remediating the material weaknesses and do not guarantee that we will not suffer additional material weaknesses and/or significant deficiencies in the future.

The CEO and CFO do not expect that internal controls over financial reporting will prevent all misstatements. The design of a system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that the design will succeed in achieving the stated goals under all potential future conditions.

Internal Controls over Financial Reporting

Except for the material weaknesses described above, there were no changes in the Company’s Internal Control over Financial Reporting that occurred during the period ended June 30, 2023, that has materially affected or reasonably likely to materially affect the Company’s Internal Control over Financial Reporting.

Risk Factors

A complete description of the risks and uncertainties affecting the Company is included in the most recently filed annual report on Form 20-F filed with the SEC. Additional risks and uncertainties not presently known to us or that we currently consider immaterial also may impair our business and operations and cause the price of our common shares (the “Common Shares”) to decline. If any of the noted risks actually occur, our business may be harmed, and the financial condition and results of operation may suffer significantly. In that event, the trading price of the Common Shares could decline, and shareholders may lose all or part of their investment.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 24

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months and six months ended June 30, 2023

Disclosure of Outstanding Share Data

The Common Share trade on the Toronto Stock Exchange and the Nasdaq Capital Market under the symbol “VQS.” The Company is authorized to issue an unlimited number of Common Shares. As at August 14, 2023 there were (i) 40,731,466 Common Shares issued and outstanding, (ii) 97,850 stock options outstanding with a weighted average exercise price per Common Share of $2.91 CAD expiring between 2024 and 2025 under the Company’s legacy stock option plan (iii) 865,947 stock options outstanding with a weighted average exercise price per Common Share of $1.08 CAD expiring 2031 and 2032 under the Omnibus Equity Incentive Plan, (iv) 66,667 deferred share units outstanding with an average exercise price per Common Share of $1.29 CAD with no expiry date (v) 1,972,390 RSUs outstanding expiring 2024 and 2031 and selective units with no expiry dates under the Omnibus Equity Incentive Plan (vi) 125,000 PSUs with no expiry dates (vii) warrants to purchase 2,117,647 Common Shares at an exercise price of $5.00 USD expiring 2026(viii) warrants to purchase 3,551,852 Common Shares at an exercise price of $1.39 USD expiring July 21, 2027, (ix) 7,968,750 warrants to purchase Common Shares at an exercise price of $0.256 USD expiring January 16, 2030, (x) 497,423 warrants to purchase Common Shares at an exercise price of $0.34 USD expiring July 25, 2030 (xi) 2,900,000 warrants to purchase Common Shares at an exercise price of $0.31 USD expiring June 30, 2024.

Diversity

Our success as a company continues to be made possible by our global workforce. We aim to attract, develop, and retain exceptional talent to meet the needs of our clients and create value for our shareholders. We understand that we have more to do to increase our overall representation to better reflect the world we live in. We believe that when people come from diverse backgrounds and have a variety of life experiences, they bring unique perspectives to the table. These perspectives increase innovation, creativity, and overall corporate performance.

In order to continue to produce our innovative technologies and technology services, it is crucial that we continue to attract and retain top talent. To facilitate talent attraction and retention, we strive to make VIQ a diverse and safe workplace, with opportunities for our employees in each region and functional area to grow and develop in their careers, supported by advancements and programs that build connections between our employees and their communities.

We believe that a diverse workforce is critical to our success, and we continue to focus on the hiring, retention and advancement of women and underrepresented populations. Our recent efforts have been focused in three areas: inspiring innovation through a diverse culture; expanding our efforts to recruit and hire world-class diverse talent; and identifying strategic partners to accelerate our diversity, equity and in the coming years inclusion (“DE&I”) programs.

Under the leadership of the current management team and the Board of Directors, VIQ has worked to create an environment and culture that enables all employees to participate and thrive. We know that onboarding people with diverse backgrounds and skillsets is a key ingredient for innovation, which is why our recruitment processes are built around improving our ability to identify the best, most diverse candidate pools. We use gender-neutral language in job descriptions and commit to bringing a diverse slate of candidates to a diverse interview panel at all levels of the Company. VIQ has a variety of diversity-related data points that exemplify how our workforce looks like the world around us and thrives as a result of it.

As of June 30, 2023, VIQ Diversity Metrics were as follows:

•	Global Employee Gender Diversification for all roles: 57% Women, 43% Men

•	Global Employee Gender Diversification for leadership roles: 55% Women, 45% Men

•	Global Race and Ethnicity Representation for all roles: 74% White, 22% Asian, 1% Black and 3% Latino

•	Geography where we work: 76% Australia, 11% United States, 2% Canada, 4% India, 3% Mexico, 2% United Kingdom and Philippines 2%

•	Brick & Mortar: Six physical Offices in three Countries

Due to its global footprint, VIQ has come to appreciate that amazing perspectives are grown all around the world and that DE&I programs can be most powerful when they are localized to the individual experiences that resonate with people in the countries, cities, and communities where they live.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 25

VIQ SOLUTIONS INC.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the three months and six months ended June 30, 2023

Further support of DE&I includes changes that were made at the Board of Directors level through the Nomination Committee to align with the diversity of the organization globally as the Company scales to its next level in 2023.

Subsequent events

On July 25, 2023, the Company approved a restructuring plan to optimize its workforce “restructuring plan”. The Company expects to incur future charges of approximately $700,000 related to employee severance. The planned restructuring is scheduled to be substantially completed by December 31, 2023.

On August 1, 2023, the Company completed a private placement offering. The Company sold 5,800,000 units (the "Units") at a price per Unit of $0.31 for aggregate gross proceeds of $1,798,000 (the "Offering"). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant. Each warrant will entitle the holder thereof to acquire one Common Share at an exercise price of $0.31 per Common Share until June 30, 2024. The issuance included 1,583,333 Units under the Offering made to Brad Wells, a member of the board of directors and constitute a related party transaction pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company is exempt from the formal valuation requirement and the minority shareholder approval requirement of MI 61-101 in connection with the insider participation in reliance on sections 5.5(a) and 5.7(1)(a) of MI 61-101, as the aggregate value of the insider participation does not exceed 25% of the market capitalization of the Company. The Company did not file a material change report in respect of the Offering at least 21 days before the closing of the Offering, which the Company deems reasonable in the circumstances in order to complete the Offering in an expeditious manner.

MANAGEMENT DISCUSSION & ANALYSIS	PAGE 26